# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPYR, Inc., CIK 0000829325
CUSIP: 85219Y103
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 6700 WOODLANDS PARKWAY, STE. 230, #331, THE WOODLANDS, Texas (TX), 77382
Date of event which requires filing of this statement: 03/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002162099

## Reporting persons
- Litfin Edward: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 149,300,000; shared voting power 0; sole dispositive power 149,300,000; shared dispositive power 0; aggregate amount beneficially owned 149,300,000 (5.7% of the class)

## Item 1. Issuer
Name of issuer: SPYR, Inc.
Address of issuer's principal executive offices: 6700 WOODLANDS PARKWAY, STE. 230, #331, THE WOODLANDS, TEXAS 77382

## Item 2. Person Filing
Name of person filing: Litfin Edward
Address of principal business office or, if none, residence: 6700 Woodlands Parkway, Suite 230 #331, The Woodlands, TX 77382
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 149,300,000
Percent of class: 5.7
Sole power to vote or to direct the vote: 149,300,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 149,300,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Litfin Edward: Litfin Edward, Individual (10/27/2026)